FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc - Result of AGM

GlaxoSmithKline plc (GSK) announces that at its Annual General Meeting (AGM) today, all resolutions were passed by shareholders.

GlaxoSmithKline AGM Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Adoption of Directors' Report and Financial Statements	3,547,982,735	98.85	41,278,849	1.15	3,589,261,584	10,176,355
2	Approval of the Remuneration Report	3,377,865,669	98.52	50,641,769	1.48	3,428,507,438	170,934,805
3	Approval of the Directors' Remuneration Policy	3,408,815,630	97.42	90,250,943	2.58	3,499,066,573	100,375,670
4	Re-election of Sir Christopher Gent	3,439,528,694	95.90	147,149,979	4.10	3,586,678,673	12,768,786
5	Re-election of Sir Andrew Witty	3,578,767,397	99.72	10,010,466	0.28	3,588,777,863	10,669,596
6	Re-election of Professor Sir Roy Anderson	3,579,231,977	99.74	9,439,851	0.26	3,588,671,828	10,774,711
7	Re-election of Dr Stephanie Burns	3,576,112,095	99.65	12,610,100	0.35	3,588,722,195	10,724,344
8	Re-election of Stacey Cartwright	3,568,976,499	99.45	19,694,382	0.55	3,588,670,881	10,775,379
9	Re-election of Simon Dingemans	3,542,608,802	98.72	45,996,505	1.28	3,588,605,307	10,841,886
10	Re-election of Lynn Elsenhans	3,585,307,313	99.91	3,293,782	0.09	3,588,601,095	10,845,444
11	Re-election of Judy Lewent	3,549,394,841	98.91	39,226,163	1.09	3,588,621,004	10,825,535
12	Re-election of Sir Deryck Maughan	3,561,179,474	99.24	27,416,814	0.76	3,588,596,288	10,850,250
13	Re-election of Dr Daniel Podolsky	3,579,219,741	99.74	9,358,778	0.26	3,588,578,519	10,868,020
14	Re-election of Dr Moncef Slaoui	3,574,560,380	99.61	14,055,744	0.39	3,588,616,124	10,831,335
15	Re-election of Tom de Swaan	3,525,650,902	98.30	61,002,251	1.70	3,586,653,153	12,793,386
16	Re-election of Jing Ulrich	3,585,201,858	99.91	3,322,988	0.09	3,588,524,846	10,921,427
17	Re-election of Hans Wijers	3,280,229,504	91.57	301,809,653	8.43	3,582,039,157	17,407,382
18	Re-appointment of auditors	3,503,022,193	98.93	37,982,934	1.07	3,541,005,127	58,441,412
19	Remuneration of auditors	3,520,845,776	99.32	23,984,857	0.68	3,544,830,633	54,615,906
20	Authority for the company to make donations to political organisations and incur political expenditure	3,498,414,617	97.67	83,465,800	2.33	3,581,880,417	17,567,042
21	Authority to allot shares	3,478,465,018	97.01	107,214,629	2.99	3,585,679,647	13,766,892
22	Disapplication of pre-emption rights***	3,497,328,599	97.60	85,983,069	2.40	3,583,311,668	16,135,585
23	Authority for the company to purchase its own shares***	3,578,605,038	99.73	9,538,332	0.27	3,588,143,370	11,302,119
24	Exemption from statement of senior statutory auditor's name	3,568,553,870	99.57	15,538,722	0.43	3,584,092,592	15,354,867
25	Authorise reduced notice of a general meeting other than an AGM***	3,204,747,061	89.37	381,205,594	10.63	3,585,952,655	13,494,803

Sir Robert Wilson did not stand for re-election as a Director, and has stepped down from the Board with effect from the conclusion of the AGM.

The following table provides further relevant information:

	GlaxoSmithKline's Fourteenth AGM (2014)	GlaxoSmithKline's Thirteenth AGM (2013)
Issued share capital (excluding Treasury Shares)	4,861,007,167	4,922,724,518
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	74.05%	76.50%
Total shareholder population	140,792	144,196
Total number of proxies lodged	8,333	8,931
% of shareholders who lodged proxies	5.92%	6.19%
Number of shareholders, corporate representatives and proxies who attended the AGM	429	442

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the UK Listing Authority and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM and on the company's website at http://www.gsk.com/investors/shareholder-information/annual-general-meeting.html

Notes:
*           Includes discretionary votes.
**        A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***      Indicates Special Resolutions requiring a 75% majority.

V A Whyte
Company Secretary
7 May 2014

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Emily Beamer	+1 215 751 6622	(Philadelphia)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 07, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc